UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Fusion Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

36118A100

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36118A100	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,621,436 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 2,621,436 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,436 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Includes (i) 2,551,794 Common Shares (as defined below) and (ii) 69,642 Common Shares issuable upon exercise of the Warrants (as defined below) reported herein.
**	The calculation assumes that there is a total of 41,733,686 Common Shares outstanding, which is the sum of (i) the 41,664,044 Common Shares outstanding as of the closing of the Offering (as defined below), as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on June 26, 2020, and (ii) the 69,642 Common Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. 36118A100	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,621,436 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 2,621,436 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,436 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Includes (i) 2,551,794 Common Shares and (ii) 69,642 Common Shares issuable upon exercise of the Warrants reported herein.
**	The calculation assumes that there is a total of 41,733,686 Common Shares outstanding, which is the sum of (i) the 41,664,044 Common Shares outstanding as of the closing of the Offering, as reported in the Prospectus filed by the Issuer with the Commission on June 26, 2020, and (ii) the 69,642 Common Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. 36118A100	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,621,436 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 2,621,436 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,436 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Includes (i) 2,551,794 Common Shares and (ii) 69,642 Common Shares issuable upon exercise of the Warrants reported herein.
**	The calculation assumes that there is a total of 41,733,686 Common Shares outstanding, which is the sum of (i) the 41,664,044 Common Shares outstanding as of the closing of the Offering, as reported in the Prospectus filed by the Issuer with the Commission on June 26, 2020, and (ii) the 69,642 Common Shares issuable upon exercise of the Warrants reported herein.
Page 4 of 11 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common shares, no par value per share (the “Common Shares”), of Fusion Pharmaceuticals Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 270 Longwood Road South, Hamilton, Ontario, Canada, L8P 0A6.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG Biotech GenPar V Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Biotechnology GenPar V, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners V, L.P., a Delaware limited partnership (“TPG Biotech V”), which directly holds (i) 2,551,794 Common Shares and (ii) 371,819 Class B Preferred Share Purchase Warrants (the “Warrants”) of the Issuer. Pursuant to the Warrant Certificate of the Warrants (the “Warrant Certificate”), each Warrant is exercisable for 0.1873 Common Shares at an initial exercise price of $1.5154. Each Warrant is exercisable at any time prior to the earlier of (i) January 10, 2022, (ii) the date on which certain liquidation events or share sales occur, and (iii) the date upon which the holder becomes a defaulting purchaser under the terms of a subscription agreement.

Because of the relationship of Group Advisors to TPG Biotech V, Group Advisors may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter are sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Page 5 of 11 Pages

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

References to and the description of the Warrant Certificate set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Warrant Certificate, a form of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Initial Public Offering

On June 25, 2020, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC (collectively, the “Representatives”), as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), providing for the offer and sale by the Issuer (the “Offering”), and purchase by the Underwriters, of 12,500,000 Common Shares at a price to the public of $17.00 per Common Share. On June 30, 2020, the Offering closed.

In connection with the closing of the Offering, the (i) Class A Preferred Shares of the Issuer held by TPG Biotech V automatically converted into 1,498,406 Common Shares and (ii) Class B Preferred Shares (together with the Series A Preferred Shares, the “Preferred Shares”) of the Issuer held by TPG Biotech V automatically converted into 803,388 Common Shares.

In addition, TPG Biotech V purchased 250,000 Common Shares at a price of $17.00 per Common Share for an aggregate purchase price of $4,250,000.

The purchase of the (i) Preferred Shares held by TPG Biotech V prior to the Offering and (ii) Common Shares in the Offering was funded by equity contributions of the limited partners of TPG Biotech V. The conversion of Preferred Shares into Common Shares occurred upon the closing of the Offering without the payment of any consideration by TPG Biotech V.

Lock-Up Agreements

Pursuant to lock-up agreements (each, a “Lock-Up Agreement”) signed in connection with the Offering, TPG Biotech V, certain other shareholders of the Issuer and each director and officer of the Issuer agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of their Common Shares or securities convertible into or exchangeable for Common Shares for a period ending on the date that is 180 days after the date of the Issuer’s prospectus filed with the Commission on June 26, 2020, except with the prior written consent of the Representatives.

Page 6 of 11 Pages

Investors’ Rights Agreement

The Issuer, TPG Biotech V and certain other shareholders of the Issuer are party to an amended and restated investors’ rights agreement (as amended, the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides TPG Biotech V and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of their Common Shares, subject to certain conditions. In addition, in the event that the Issuer registers additional Common Shares for sale to the public, it will be required to give notice of such registration to TPG Biotech V and certain other parties of its intention to effect such a registration, and, subject to certain limitations, include the Common Shares held by them in such registration. The Investors’ Rights Agreement includes customary indemnification provisions in favor of TPG Biotech V and certain other parties against certain losses and liabilities arising out of or based upon any filing or other disclosure made by the Issuer under the securities laws relating to any such registration. The registration rights expire on the earlier of five years after the closing of the Offering, a liquidation event and, with respect to any particular holder, including TPG Biotech V, at such time that such holder can sell all of its shares without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended, within a three-month period.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the descriptions of the Lock-Up Agreement and the Investors’ Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Lock-Up Agreement and Investors’ Rights Agreement, respectively, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 41,733,686 Common Shares outstanding, which is the sum of (i) the 41,664,044 Common Shares outstanding as of the closing of the Offering, as reported in the Prospectus filed by the Issuer with the Commission on June 26, 2020, and (ii) the 69,642 Common Shares issuable upon exercise of the Warrants reported herein. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 2,621,436 Common Shares, which constitutes approximately 6.3% of the outstanding Common Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.

Page 7 of 11 Pages

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except for the Lock-Up Agreement and the Investors’ Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
2.	Form of Warrant Certificate for Class B Preferred Share Purchase Warrants (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 5, 2020).
3.	Form of Lock-Up Agreement by and among certain shareholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on June 22, 2020).
4.	Amended and Restated Investors’ Rights Agreement, dated as of March 25, 2019, by and among the Issuer and certain of its shareholders (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 5, 2020).

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2020

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
2.	Form of Warrant Certificate for Class B Preferred Share Purchase Warrants (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 5, 2020).
3.	Form of Lock-Up Agreement by and among certain shareholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on June 22, 2020).
4.	Amended and Restated Investors’ Rights Agreement, dated as of March 25, 2019, by and among the Issuer and certain of its shareholders (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 5, 2020).